Trinity Mirror plc

12g3-2(b)

07020721

25th January 2007

SEC MAIL PROCESSING
RECEIVED
JAN 31 2007
WASH. D.C. 186 SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

PROCESSED
FEB 02 2007
THOMSON
FINANCIAL

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repl:
Trinity Mirror PLC	Holding(s) in Company		14:10 25 Jan 07		

Full Announcement Text

Trinity Mirror plc ("the Company") has today received notification that The Goldman Sachs Group , Inc is interested, by attribution only, in a total of 17,027,176 ordinary shares representing 5.808% of the issued share capital of the Company.

END

status list

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex. 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

facsimile transmittal

To:	FSA Major Shareholdings	Fax:	020 7293 3360
From:	Joanne Wall	Date:	1/24/2007
Re:	Notification of the acquisition or disposal of major shareholdings – Transparency Directive (2004/109/EC)	Pages:	5
Cc:			

☐ Urgent ☐ For review ☐ Please comment ☐ Please reply ☐ Please recycle

Notes:

This notification relates to issued ordinary shares of the Company ("shares") and is given in fulfilment of the obligations imposed by the FSA in accordance with DTR5 (including section 5.8.1).

We hereby notify you that on 22 January 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 17,027,176 shares.

<u>Company Information:</u>
The Company Secretary
Trinity Mirror Plc
One Canada Square
Canary Wharf
London
E14 5AP

293,138,787

5.808%

Fax No: 020 7293 3360

confidential

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirror PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): New Exemptions DTR 5.1.3 (4) and 5.1.5 (1)	☒
3. Full name of person(s) subject to the notification obligation:	GOLDMAN SACHS GROUP INC
4. Full name of shareholder(s) (if different from 3.):	GOLDMAN SACHS ASSET MANAGEMENT GOLDMAN SACHS INTERNATIONAL GOLDMAN SACHS & CO.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22 JANUARY 2007
6. Date on which issuer notified:	24 JANUARY 2007
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB0009039941	Below 3%				17,027,176		5.81%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	5.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xv]:
The interest in 2,776,742 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited. The interest in 19,394 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited. The interest in 14,231,040 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Joanne Wall
15. Contact telephone number:	020 7051 1704

[redacted]

[redacted]

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	GOLDMAN SACHS GROUP INC
Contact address (registered office for legal entities)	85 Broad Street, New York NY 10004
Phone number	Sean Rogers Email: Sean.Rogers@gs.com Tel: 020 7552 9205
Other useful information (at least legal representative for legal persons)	Juan-Pablo Urrutia E mail: Juan-Pablo.Urrutia@gs.com Tel: 020 7552 0090

B: Identity of the notifier, if applicable [xvii]	
Full name	GOLDMAN SACHS INTERNATIONAL
Contact address	Peterborough Court 133 Fleet Street London EC4A 2BB
Phone number	Joanne Wall Tel: 020 7051 1704
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GOLDMAN SACHS INTERNATIONAL IS A WHOLLY-OWNED INDIRECT SUBSIDIARY OF GOLDMAN SACHS GROUP INC

C: Additional information
N/A